Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

Sinclair, Inc.
June 4, 2024

Re:	Sinclair, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Fiscal Quarter Ended March 31, 2024
SEC File No. 333-271072

Attention:	Inessa Kessman
Robert Littlepage

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Dear Ms. Kessman and Mr. Littlepage:
Sinclair, Inc. (the “Company”, “Sinclair”, “we”, “us”, or “our”) has submitted today to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), via EDGAR, this letter setting forth the Company’s response to a comment of the Staff contained in your letter dated May 23, 2024 (the “Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 and Form 10-Q for the Fiscal Quarter Ended March 31, 2024, filed with the SEC on February 28, 2024 and May 10, 2024, respectively, (the “Form 10-K” and “Form 10-Q”, respectively).
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Company’s response. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Form 10-K and Form 10-Q. All references to page numbers in these responses are to pages of the Company’s Form 10-K and/or Form 10-Q, whichever is applicable.

Form 10-Q for the Fiscal Quarter Ended March 31, 2024
Notes to Unaudited Consolidated Financial Statements
1. Nature of Operations and Summary of Significant Accounting Policies
Income Taxes, page 15
1.We refer to your $7.5 million correcting adjustment. Please provide us with more detail about the adjustment and how you determined it was immaterial based on guidance in SAB 99.

Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

Response: We respectfully acknowledge the Staff’s comment. The Company has a pending federal income tax receivable that has not been paid because the respective periods are currently under audit. The correcting adjustment of $7.5 million relates to interest on this unpaid refund that should have been accrued and recorded over the reporting periods since March 31, 2022. Accordingly, we recorded this $7.5 million cumulative correcting adjustment within the Company’s income tax provision for the quarter ended March 31, 2024. We evaluated this item utilizing both the quantitative and qualitative factors outlined within SAB 99. From a quantitative perspective, the item had no impact on revenue, operating income, or income before income taxes for any impacted period. The impact on total assets was 0.1% or less for all periods. For the years ended December 31, 2022 and 2023, the item represented 0.1% and 1.7%, respectively, of net income attributable to Sinclair. The impact to net income attributable to Sinclair for the quarter ended March 31, 2024 was 32.6% due to the break-even results for the quarter driven in large part by the seasonal nature of the broadcast business where the first quarter is generally the weakest quarter of the year resulting in a disproportionate percentage impact. The projected impact on net income attributable to Sinclair for the year ended December 31, 2024 is expected to be a low single digit percentage.
From a qualitative perspective, we considered the points outlined within SAB Topic 1M. Each point and the conclusion of the Company are included below.
Qualitative Point #1: Whether the misstatement arises from an item capable of precise measurement and whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
Company Conclusion #1: The item is capable of precise measurement and does not arise from an estimate.
Qualitative Point #2: Whether the misstatement masks a change in earnings or other trends.
Company Conclusion #2: The trend of earnings would be similar with or without this adjustment due to the small amount of the item.
Qualitative Point #3: Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
Company Conclusion #3: This item does not have the impact of hiding a failure to meet analysts’ consensus expectations for the Company.
Qualitative Point #4: Whether the misstatement changes a loss into income or vice versa.
Company Conclusion #4: This item did not change a loss into income or vice versa.
Qualitative Point #5: Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
Company Conclusion #5: The item does not have an impact on our segment disclosure given it impacts the income tax provision and we do not disclose income tax expense or an after-tax profitability measure at the segment level.
Qualitative Point #6: Whether the misstatement affects the registrant’s compliance with regulatory requirements.
Company Conclusion #6: This item did not affect the Company’s compliance with regulatory requirements.
Qualitative Point #7: Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.
Company Conclusion #7: This item does not result in a change in conclusion with respect to covenant compliance and had no impact on other contractual requirements.

Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

Qualitative Point #8: Whether the misstatement had the effect of increasing management’s compensation, for example by satisfying requirements for the award of bonuses or other forms of incentive compensation.
Company Conclusion #8: This item did not impact the result of any executive compensation. Additionally, the item did not require the recovery (claw-back) of any incentive-based compensation received by management.
Qualitative Point #9: Whether the misstatement conceals an unlawful transaction.
Company Conclusion #9: This item did not conceal an unlawful transaction.
Qualitative Point #10: Consider the effect of the misstatement on stock price volatility.
Company Conclusion #10: We do not believe that the item would have a notable effect on our stock price. The valuation of the business is generally based upon a long-term blended tax rate so short-term volatility in the income tax provision is not expected to result in stock price volatility.
Qualitative Point #11: Consider the perspective of a reasonable person to define materiality qualitatively, i.e., an item is material if there is a substantial likelihood that a reasonable person relying upon a financial report would have been influenced by the inclusion or correction of that item.
Company Conclusion #11: We do not believe that a reasonable person relying on our financial statements would be influenced by the inclusion or correction of this item within our financial statements for the same reasons outlined in qualitative point #10.
Based upon the quantitative and qualitative considerations outlined above, the Company concluded that the adjustment was immaterial in all respects to the impacted periods. We disclosed the item within our Form 10-Q for the fiscal quarter ended March 31, 2024 in accordance with the guidance set forth within ASC 250-10-50-12.

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If you have any questions concerning the matters discussed in this letter, please call the undersigned at (410) 568-1686.

Thank you for your consideration of these matters.

/s/ David R. Bochenek

David R. Bochenek
Sinclair, Inc. Senior Vice President / Chief Accounting Officer

cc: Via email
Jeffrey B. Grill (Pillsbury Winthrop Shaw Pittman LLP)
jeffrey.grill@pillsburylaw.com